

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

May 11, 2016

Jan H. Hollar
Chief Executive Officer
HCSB Financial Corporation
3460 Ralph Ellis Boulevard
Lorris, SC 29569

> **Re:** **HCSB Financial Corporation**
> **Registration Statement on Form S-1**
> **Filed April 18, 2016**
> **File No. 333-210804**

Dear Ms. Hollar:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. Please revise to clarify that the offering will be conducted on a best efforts basis. Also, revise the front cover to clarify that while you will not be hiring an underwriter or selling agent, your officers and directors will be conducting selling activity in reliance on Rule 3a4-1. Please refer to Item 501 of Regulation S-K.

The Offering, page 1

2. Please disclose how you became aware that certain officers were interested in purchasing approximately 750,000 shares under the offering.

Plan of Distribution, page 27

3.   We note that you plan to offer some of the shares to "others in [your] community." Please expand your disclosure in this section to discuss how these individuals will be identified and solicited with respect to the offering.

4.   Please disclose whether any investors in the private placement transaction that was consummated on April 11, 2016 will be allowed to participate in this offering.

Incorporation of Certain Information by Reference, page 29

5.   Please either remove this section and provide the information incorporated by reference or provide an analysis as to how you are eligible to use this item. Refer to Exchange Act Rule 3a51-1 and General Instruction VII to Form S-1.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact William H. Dorton, Staff Attorney, at (202) 551-3107 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel
Office of Financial Services